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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(A)

                               (AMENDMENT NO.   )*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 28, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
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CUSIP No. 45821T 10 8                 13D                         Page 2 of 7

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KALI P. CHAUDHURI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             |_|

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6.   Citizenship or Place of Organization
     UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         32,451,486 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           32,451,486 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,451,486 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               |_|
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13.  Percent of Class Represented by Amount in Row (11)
     20.0%(1)
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14.  Type of Reporting Person (See Instructions)
     IN
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(1) The information set forth in Items 4 and 5 is incorporated herein by reference.

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CUSIP No. 45821T 10 8                 13D                         Page 3 of 7

         Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Schedule 13D with the Securities and Exchange Commission ("Commission"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Schedule 13D are to the rules and regulations promulgated under the Exchange Act.

ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Integrated Healthcare Holdings, Inc. ("Issuer"). The name and the address of the principal executive offices of Issuer are as follows:

         Integrated Healthcare Holdings, Inc.
         1301 N. Tustin Ave.
         Santa Ana, CA  92705

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) Kali P. Chaudhuri, an individual. Also referred to herein as "Reporting Person."

         (b)  The business address for Reporting Person is:
                  6800 Indiana Avenue, Suite 130
                  Riverside, CA  92506

         (c) Reporting Person is a medical doctor with his primary office located at 6800 Indiana Avenue, Suite 130, Riverside, CA 92506.

         (d) - (e)  During the last five years Reporting Person has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of Reporting Person were used in the transaction in which Reporting Person acquired the warrant that is exercisable for the shares being reported hereunder.

ITEM 4.           PURPOSE OF TRANSACTION.

         (a) As previously reported in earlier Schedule 13D filings of the Reporting Person, Reporting Person was issued a secured convertible promissory note in the original face amount of $500,000, dated September 28, 2004, made by Issuer in favor of Reporting Person ("September 2004 Note"). Reporting Person was also issued a five-year common stock purchase option issued by Issuer to the Reporting Person as of November 16, 2004 ("November 2004 Option"). Reporting Person acquired the September 2004 Note and the November 2004 Option for the purpose of assisting Issuer in the completion of the purchase of hospitals from subsidiaries of Tenet Healthcare Corporation.

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CUSIP No. 45821T 10 8                 13D                         Page 4 of 7

         (b) On January 27, 2005, Reporting Person, Issuer and various other parties entered into a Rescission, Restructuring and Assignment Agreement ("Rescission Agreement"). On January 31, 2005, Reporting Person, Issuer and various other parties entered into a Payment Agreement, which amended the Rescission Agreement ("Payment Agreement," and together with Rescission Agreement, the "Amended Rescission Agreement"). Pursuant to the terms of the Amended Rescission Agreement, effective March 8, 2005, the September 2004 Note and the November 2004 Option were rescinded and canceled. Further pursuant to the Rescission Agreement, Issuer issued to Reporting Person a stock purchase warrant reflecting the right to purchase up to 60,000,000 shares of Issuer's common stock, but not to exceed 20% of Issuer's Fully-Diluted (as defined below) capital stock ("January Warrant"). The January Warrant is to become exercisable on January 27, 2007 and expire on July 27, 2008. The January Warrant exercise price for the first 34,538,153 shares purchased is $0.003125 per share. The January Warrant exercise price for the remaining shares is $0.078 per share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 per share thereafter. William E. Thomas ("Thomas") was also issued a stock purchase warrant pursuant to the Rescission Agreement reflecting the right to purchase up to 14,700,000 shares of Issuer's common stock, but not to exceed 4.9% of Issuer's Fully-Diluted capital stock, on the same terms as the January Warrant ("Thomas Warrant"). While certain rights with respect to the Amended Rescission Agreement, as further set forth in Item 6, are shared by Reporting Person and Thomas, Reporting Person affirmatively disclaims that Reporting Person and Thomas are acting as a group with respect to such rights.

         (c) The term "Fully-Diluted" is defined in the Rescission Agreement as including all shares of common stock of Issuer issued and outstanding at the date in question plus all shares of common stock of Issuer issuable (whether or not vested) at that date upon full exercise of all options, warrants or other rights to acquire common stock of Issuer and full conversion of all securities convertible into common stock of Issuer, but excluding from that amount up to 10,000,000 shares (or rights to acquire shares) of common stock per year to employees, consultants, officers or directors of Issuer pursuant to stock option or restricted stock plans or agreements approved by Issuer's board of directors.

         (d) Except as described in this Schedule 13D, Reporting Person has no plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer's business or corporate structure; (vii) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of up to a maximum of 60,000,000 shares of common stock that may become issuable upon exercise of the January Warrant (see Items 3 and 4 above and Item 6 below). If the 20% beneficial ownership limitation described in paragraph (b) of Item 4 above is taken into account, then the maximum number of shares of common stock that may become issuable upon exercise of the warrant would be approximately 32,451,486, which constitutes approximately 20.0% of the Fully-Diluted shares of Issuer's

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CUSIP No. 45821T 10 8                 13D                         Page 5 of 7

common stock, assuming that (i) 87,557,430 shares of common stock (as disclosed by Issuer in its Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 14, 2006) were outstanding and assuming further that
(ii) no securities convertible into or exercisable for common stock, other than the January Warrant and the Thomas Warrant, were outstanding. Issuer has disclosed in Note 5 to the financial statements contained in its Form 10-Q for September 30, 2006 the existence of a common stock warrant ("December Note Warrant") issued to a lender. As described in Note 5 to the financial statements, the number of shares of common stock that ultimately may be issued upon exercise of the December Note Warrant may be very large but cannot be determined unless and until additional events occur. Accordingly, the December Note Warrant has been disregarded for purposes of estimating the number of shares that would constitute 20.0% of the Fully-Diluted Shares of Issuer's common stock.

         (b) Reporting Person will have sole voting power with respect to the shares of common stock described as beneficially owned by Reporting Person in
Item 5(a) above. Reporting Person will have sole dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above.

         (c) Reporting Person has not effected any transactions in the common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) The information contained in Item 4 is incorporated herein by reference.

         (b) Provided that Reporting Person and Thomas have exercised their warrants, including the January Warrant and the Thomas Warrant, Reporting Person and Thomas have a right of first refusal with respect to future sales by Issuer of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities would result in dilution of Reporting Person's and Thomas' combined equity position to less than 24.9% of the common stock of Issuer on a Fully-Diluted basis. Each time Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of Issuer's equity securities which would reduce Reporting Person's and Thomas' combined equity position to below 24.9% (the "New Shares"), Issuer shall first make an offer to Reporting Person and Thomas of such portion of the New Shares which would maintain Reporting Person's and Thomas' combined equity position at a minimum of 24.9% (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share shall occur simultaneously with the sale of the New Shares to other investors, and the Pro Rata Share shall be priced equal to the lowest price paid by any of the other investors, including any who may be purchasing New Shares by virtue of similar pre-emptive or other purchase rights.

         (c) Reporting Person and Thomas have a purchase right with respect to future issuances by Issuer of any of its securities to Anil V. Shah, M.D. or Orange County Physicians Investment Network, or affiliates of either of them (collectively, "OC-PIN Group"), where the issuance of such additional shares of common stock would result in the OC-PIN Group having been issued, in the aggregate, more than 187,240,000 shares of Issuer's common stock on a Fully-Diluted basis (as adjusted for any stock splits, dividends, combinations or the like). Upon satisfaction of these conditions, Reporting Person and Thomas shall have the right to acquire, for a period of 90 days following notification by Issuer to Reporting Person and Thomas that the pre-emptive right is triggered (which notice shall be given within 10 business days of such trigger), the same securities, and at the same price, as the member of the OC-PIN Group purchasing Issuer's securities, in an amount that represents the same proportion as Reporting Person's and Thomas' combined holdings of Issuer's common stock on a Fully-Diluted basis bears to the OC-PIN Group's combined holdings of Issuer's common stock on a Fully-Diluted basis immediately prior to the issuance in question.

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CUSIP No. 45821T 10 8                 13D                         Page 6 of 7

         (d) The rights set forth in paragraphs (b) and (c) of this Item 6 are not applicable to the issuance or sale of (i) securities issued pursuant to stock splits, stock dividends, or similar transactions; (ii) shares of common stock issued to employees, consultants, officers or directors of Issuer pursuant to stock option plans or restricted stock plans or agreements approved by Issuer's Board of Directors; (iii) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Board of Directors and not for the purpose of raising capital,
(iv) shares of common stock issued in an underwritten public offering; or (v) securities issued in connection with bona fide acquisition transactions approved by the Board of Directors.

         (e) The rights set forth in paragraphs (b) and (c) of this Item 6 terminate and cease to have effect upon the earlier of (i) the closing of an acquisition of Issuer to an unrelated third party or (ii) the later of three and one-half (3-1/2) years from the date of the Rescission Agreement or the termination of any similar pre-emptive rights granted to OC-PIN or its affiliates.

         (f) Reporting Person has piggyback registration rights with regard to any shares of common stock of Issuer issued pursuant to the January Warrant. Reporting Person has agreed to the "lock-up" of the subject shares upon Issuer's request in connection with any underwritten public offering of Issuer's securities, provided that all officers, directors and other holders of common stock of Issuer enter into similar "lock-up" arrangements.

         (g) Reporting Person has the right to freely assign his interests under the Amended Rescission Agreement without the consent of Issuer, but may not assign his obligations under the Amended Rescission Agreement without the consent of Issuer.

         (h) The descriptions above of certain provisions of the Amended Rescission Agreement and other documents are qualified in their entirety by reference to the Amended Rescission Agreement and other documents, which are exhibits hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit       Description
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99.1     Secured Convertible Note Purchase Agreement dated as of September 28,
         2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on October 5, 2004)

99.2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on November 22, 2004)

99.3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

99.4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

99.5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

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CUSIP No. 45821T 10 8                 13D                         Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      December 6, 2006
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)